Nitro Petroleum Inc.
14285 Acme Road
Shawnee, OK 74801

January 19, 2015

United States
Securities and Exchange Commission
Washington, D.C.  20549

Attn:  Karl Hiller  - Branch Chief

RE:	Nitro Petroleum Incorporated
Form 10-K Fiscal year ended 1-31-14
Filed May 16, 2014
Form 10-Q Fiscal Quarter ended 10-31-14
Filed December 22, 2014

Dear Mr. Hiller:

This letter sets forth the responses of Nitro Petroleum, Inc., a Nevada corporation (the “Company”), to the comments received from the Securities and Exchange Commission Staff (the “Staff”), by letter dated January 12, 2015 concerning the company’s Form 10-K or the Fiscal Year ended January 31, 2014 and Form 10-Q for the Fiscal Quarter ended October 31, 2014 (File No. 0-50932)

For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response to it below.

Form 10-K for the Fiscal Year ended January 31, 2014

Management’s Discussion and Analysis

Gain on Sale of Oil and Gas Properties, page 17

1.
We note you disclosed that you recognized a gain on sale of working interests in your wells Giant #1 and Giant #2 of $684 thousand in the fiscal year ended January 31, 2014, as well as a $318 thousand gain on sale of working interest in your Quinlan lease in the fiscal year ended January 31, 2013.

We further note, per your disclosures on pages 2 and 5 of your Form 10-Q for the fiscal quarter ended October 31, 2014, that you recognized an additional gain on the sale of working interests in your well Quinlan #2 of $364 thousand in the nine months then ended.  Please clarify for us how your gain recognition complies with the guidance in Rule 4-10(c) (6) (iii) of Regulation S-X.

Nitro Petroleum Inc.
14285 Acme Road
Shawnee, OK 74801

Response: The Rule 4-10 (c) (6) (iii) of Regulation S-X; Partnerships, joint ventures and drilling arrangements provides an exception in subparagraph (i) (6) (i) Sales and abandonment of oil and gas properties. It states that sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties. Abandonments of oil and gas properties shall be accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties shall be charged to the full cost center and amortized (subject to the limitation on capitalized costs in paragraph (b) of this section)

Nitro Petroleum Inc. relied on this guideline when we recognized a gain on the sale of working interests in the company’s Giant #1 and Giant #2 wells of $684,000 and $318,000 for the gain on the sale of working interest on the company’s Quinlan Lease on the Company’s 10-K and 10-Q respectively.

Nitro Petroleum Inc. sold interest in excess of 25% working interest on each of the following leases:
Giant #1 - Interest sold 25.04%
Giant #2 - Interest sold 33.747%
Quinlan Lease - Interest sold 45.00%

Thereby, since each interest sold exceeded 25% of the reserve quantities of the given cost center, Nitro recognized such sale as gain recognition in compliance with guidance set out in Regulation S-X.

The company’s auditors, Montgomery, Coscia, Greilich LLP headquartered Dallas, Texas reviewed these transactions to determine whether Nitro Petroleum qualifies under regulations S-X for this type of accounting treatment.  It recommended that such sales be booked as a gain on the sale of interests and provided such guidance to the Company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

Nitro Petroleum Inc.
14285 Acme Road
Shawnee, OK 74801

Response: The Undersigned, as President and on behalf of the Company, hereby acknowledges that:

∙ The company is responsible for the adequacy and accuracy of the disclosures in the
Filings with the Commission;

∙ Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

∙ The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing address each of the Staff’s concerns as indicated in its comment letter.  Please do not hesitate to contact me at (405) 273-9119, should you have any questions regarding the foregoing.

Sincerely,

/s/ James G. Borem

James G Borem
President/CEO

cc: Montgomery, Coscia, Greilich LLP

cc: Ardi Setiadi, NowCFO